82-3277

Regulatory Announcement

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RECEIVED

2006 JUN -1 P 1:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE



Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:00 16-May-06
Number	0726D

RNS Number:0726D
Tesco PLC
16 May 2006

SUPPL

06013958

16 May 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 12 May 2006 that as at the close of business on 11 May 2006, Barclays PLC through various legal entities, had an interest in 300,460,803 Ordinary Shares of 5p each of the Company. This represents 3.79% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

PROCESSED
JUN 0 2 2006
THOMSON FINANCIAL

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:00 16-May-06
Number	0666D

RNS Number:0666D
Tesco PLC
16 May 2006

16 May 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 9 May 2006 that as at the close of business on 9 May 2006, Lehman Brothers International (Europe) had an interest in 307,524,715 Ordinary Shares of 5p each of the Company. This represents 3.89% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:14 23-May-06
Number	4536D

RNS Number:4536D
Tesco PLC
23 May 2006

23 May 2006

Tesco PLC

IEBT - ORDINARY SHARE PURCHASE

Tesco PLC ('the Company') was notified today that the Tesco International Employee Benefit Trust purchased 1,000,000 Ordinary Shares of 5p each in the Company at an average price of 317.75p

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED

2006 JUN -1 P 1:42

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:16 23-May-06
Number	4540D

RNS Number:4540D
Tesco PLC
23 May 2006

23 May 2006

Tesco PLC

TESSTL - ORDINARY SHARE PURCHASE

Tesco PLC ('the Company') was notified that on 22 May 2006 the Tesco Employees' Share Scheme Trustees purchased 2,000,000 Ordinary Shares of 5p each in the Company at an average price of 318.891617p.

The Trust is for the benefit of employees and executive directors of the Company. Each executive director of the Company and any PDMRs (persons discharging managerial responsibilities), as potential beneficiaries of the Trust, are deemed to have an interest in the shares acquired by the Trust. The directors/PDMRs in questions are: P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, L Neville-Rolfe.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R (1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:18 23-May-06
Number	4543D

RNS Number:4543D
Tesco PLC
23 May 2006

23 May 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 22 May 2006 that FMR Corp. and Fidelity International Limited had an interest in 396,024,582 Ordinary Shares of 5p each of the Company. This represents 5.01% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

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Regulatory Announcement

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Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Holding(s) in Company
Released	16:20 23-May-06
Number	4547D

RNS Number:4547D
Tesco PLC
23 May 2006

23 May 2006

Tesco PLC

DISCLOSURE OF INTEREST IN SHARES

The Company has today been notified by a letter dated 18 May 2006 that as at the close of business on 17 May 2006, The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital Research and Management Company, Capital International Limited, and Capital Guardian Trust Company had an interest in 265,518,218 Ordinary Shares of 5p each of the Company. This represents 3.36% of the share capital of the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1) (a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

END

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